UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FAR POINT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson

Thacher

& Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

July 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 27, 2020 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by:

1.	Inserting the following as a new paragraph after the paragraph describing the Share Subscription Agreements:

On July 13, 2020, Globetrotter issued a waiver letter (on behalf of itself, Global Blue and the Seller Parties) (the “Waiver Letter”) to the Issuer, whereby Global Blue waived its contractual rights to declare and pay, and its pre-business combination shareholders waived their rights to receive, the pre-transaction dividend of approximately €154 million, as permitted by the Merger Agreement. Additionally, pursuant to the Waiver Letter, Globetrotter waived any rights the pre-business combination shareholders may have with respect to the payment of the Net Debt Adjustment Amount (as defined in the Merger Agreement), but only to the extent the Net Debt Adjustment Amount arises because the pre-transaction dividend was waived and not paid in full and in cash before the closing of the Merger pursuant to the terms of the Merger Agreement. In addition, pursuant to the Waiver Letter, Globetrotter commits (on behalf of itself and the Seller Parties) after closing of the Transactions to complete a cashless exchange of up to €50 million (determined based on the Exchange Rate as defined in the Merger Agreement) preferred shares of New Global Blue for ordinary shares of New Global Blue. Finally, on the terms and conditions of a commitment letter delivered by the Seller Parties pursuant to the Waiver Letter, certain Seller Parties will make available to New Global Blue a post-closing funding facility for $75 million to ensure access to additional liquidity, subject to the terms and conditions of the commitment letter and the loan agreement attached thereto. Except for the waiver of the contractual rights to the pre-transaction dividend, the Waiver Letter is conditional upon closing of the Merger, the Backstop Provider completing the purchase of Class A Common Stock as and to the extent required pursuant to the Backstop, and Third Point’s affiliates completing their investments as and to the extent required by their Share Purchase and Contribution Agreement. The description of the Waiver Letter, commitment letter and form of loan agreement set forth above is qualified in its entirety by reference to the full text of such documents, which are filed as exhibits hereto and are incorporated by reference herein.

2.	Inserting the following as a new paragraph after the paragraph describing the Proposed Enhancements:

On July 13, 2020, Globetrotter delivered a memorandum to the Issuer addressed to its board of directors in which Globetrotter proposed to the Issuer the waivers and commitments described in the Waiver Letter (the “Final Proposal”), which provides material value accretion to all of the Issuer’s shareholders and warrantholders relative to the existing Merger Agreement. The Final Proposal delivers more than $300 million in combined valuation, liquidity, and capital structure improvements, in addition to affording the company even more covenant cushion. Globetrotter believes the Final Proposal will make the Transactions more attractive to the Issuer and its security holders, and therefore more likely to vote their shares in favor of the Vote Proposals. See above for a description of the Waiver Letter. The foregoing description of the memorandum to the Issuer is qualified in its entirety by reference to the full text of the memorandum, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 to this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

I.	Waiver Letter dated July 13, 2020 from SL Globetrotter, L.P. to Issuer.

J.	Commitment Letter dated July 13, 2020 from certain Seller Parties to Global Blue Group Holding AG, including form of Loan Agreement among certain Seller Parties and Global Blue Group Holding AG.

K.	Memorandum dated July 13, 2020 from SL Globetrotter, L.P. to Issuer’s board of directors regarding the Final Proposal.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2020

SL GLOBETROTTER, L.P.
By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director